UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On October 30, 2026, Global Mofy AI Limited, an exempted company incorporated and registered under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a self-underwritten registered direct offering (the “Offering”) of 45,000,000 Class A ordinary shares, par value US$0.0015 each of the Company (“Class A Ordinary Shares”). The offering price was $0.22 per Class A Ordinary Share (the “Offering Price”), resulting in total gross proceeds of approximately US$9.9 million, before deducting offering expenses.

The Company’s securities described above were offered pursuant to an effective registration statement on Form F-3 (SEC File No. 333-294113), that was previously filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2026, and declared effective on March 18, 2026 (the “Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 30, 2026. The Registration Statement, the base prospectus and the prospectus supplement relating thereto are available on the SEC’s website at www.sec.gov.

The Offering was self-underwritten. The Company offered and sold the Class A Ordinary Shares directly to the Investors, and no discounts, fees or commissions were paid by the Company in connection with the Offering.

The Securities Purchase Agreement contain customary representations, warranties and covenants of the Company and the Investors, as well as customary indemnification obligations of the parties. The Offering is expected to close on or abbot November 6, 2026, subject to the satisfaction of customary closing conditions.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the form of which is attached hereto as Exhibit 10.1 to this Report on Form 6-K (this “Report”), and which is incorporated herein in its entirety by reference.

A copy of the opinion of Ogier relating to the legality of the issuance and sale of the Class A Ordinary Shares is filed as Exhibit 5.1 hereto.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2026 (Registration No. 333-293015), as amended and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 6, 2026 (Registration No. 333-294113), as amended.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: November 2, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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